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                                                                       EXHIBIT 1



                [SANTA FE INTERNATIONAL CORPORATION LETTERHEAD]


                                                                    NEWS RELEASE


FOR IMMEDIATE RELEASE



                  Santa Fe International Corporation Announces
                              Changes in Management



Dallas, December 1, 1999--Santa Fe International Corporation (NYSE:SDC) announced the following changes in management effective January 1, 2000, as approved by its Board of Directors:

Seals M. McCarty will be promoted from Vice President and Controller to Senior Vice President and Chief Financial Officer. Mr. McCarty's appointment will follow the retirement of Donald G. Barber. Mr. McCarty commenced his association with the Company in 1985 concurrent with Santa Fe's purchase of Keydril Company from Gulf/Chevron. Prior to joining Santa Fe, Mr. McCarty had served in various financial capacities with Keydril and Gulf Oil Corporation since 1969.

Tom Seeliger will be promoted from Vice President and Regional Manager for North Sea operations to Senior Vice President, Operations Manager. Mr. Seeliger's promotion will follow the retirement of Gordon W. McCullough. Mr. Seeliger joined Santa Fe 34 years ago and has worked in various management positions around the world.

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Roger DeFreitas will be promoted to Vice President and Regional Manager for
North Sea operations replacing Tom Seeliger. He most recently served as Operations Manager in the North Sea. Mr. DeFreitas has held various positions in operations since joining Santa Fe in 1974.

Steven J. Gangelhoff will be promoted to Vice President while retaining his current position as Regional Manager for Southeast Asia operations. Mr. Gangelhoff became associated with Santa Fe in 1985 upon the acquisition of Keydril Company, having joined Keydril in 1975.

James E. Oliver, currently Vice President, Treasurer since 1993, will assume the additional position of Controller. Mr. Oliver joined Santa Fe in 1985 after 14 years experience in the international and domestic oil and gas business in various financial positions.

In approving these changes to the Santa Fe management team, the Company's Board of Directors expressed gratitude to Messrs. Barber and McCullough for their outstanding contributions to the Company over the years and extended best wishes for their upcoming retirements.

Santa Fe International Corporation is a leading international offshore and land contract driller. The Company owns and operates a high quality, technologically advanced fleet of 26 marine drilling rigs and 33 land drilling rigs and is a provider of drilling related services to the petroleum industry.

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